Exhibit 7.1

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2014		2015		2016
	(in thousands of Mexican pesos, except ratios)
IFRS
Earnings:
Income before taxes on profits	Ps.	87,205,269	Ps.	56,140,433	Ps.	23,477,595
Plus:
Interest expense		33,134,918		32,596,851		35,896,985
Interest implicit in operating leases		849,904		777,378		1,024,874
Current period amortization of interest capitalized in prior periods		2,953,503		3,026,890		3,169,558
Less:
Equity interest in net income of associates		6,073,009		1,426,696		(189,950)
	Ps.	130,216,602	Ps.	93,968,248	Ps.	63,379,062
Fixed Charges:
Interest expense		34,134,918		32,596,851		35,896,985
Interest implicit in operating leases		849,904		777,378		1,024,874
Interest capitalized during the period		3,258,928		3,524,841		2,861,307
	Ps.	37,243,750	Ps.	36,899,070	Ps.	39,783,166
Ratio of earnings to fixed charges		3.5		2.5		1.6